Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Equity First

Performance First

[GRAPHIC]

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2007-MTNDD056, Dated February 22, 2007)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Index LASERSSM

____________________________________________________

2,125,000 Index LeAding

StockmarkEt Return Securities

Index LASERSSM Based Upon the

U.S.–Europe–Japan Basket

Due February 25, 2010

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

February 22, 2007

2	Index LASERSSM

Index LASERSSM

Based Upon the U.S.-Europe-Japan Basket

Index LeAding StockmarkEt

Return Securities due 2010

This offering summary represents a summary of the terms and conditions of the Index LASERS. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

OVERVIEW OF THE INDEX LASERSSM

The Index LeAding StockmarkEt Return Securities Based Upon the U.S.-Europe-Japan Basket due 2010, or Index LASERSSM, are index-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 3 years. Some key characteristics of the Index LASERS include:

O

Leveraged Upside Participation. The Index LASERS are index-linked investments that offer investors leveraged participation in the upside growth potential of the Underlying Basket which is comprised of three equity sub-indices: the S&P 500® Index, the Dow Jones EURO STOXX 50® IndexSM and the Nikkei 225 Stock AverageSM. Thus, if the performance of the Underlying Basket is positive (the Ending Value of the Underlying Basket is greater than its Starting Value), then you will participate in such positive return at a rate of 140%). If the performance of the Underlying Basket is negative (the Ending Value of the Underlying Basket is less than its Starting Value) and its closing value on any trading day during the term of the Index LASERS has declined 25% or more from its Starting Value, you will participate fully in such decline, but not on a leveraged basis.

O

No Current Income. The Index LASERS do not offer any current income or distributions, which means that you will not receive any periodic interest or other payments on the Index LASERS prior to the Maturity Date. Further, you will not be entitled to any of the dividend payments or other distributions, if any, made on the stocks included in the three sub-indices that comprise the Underlying Basket.

O

No Principal Protection. If the performance of the Underlying Basket is negative, at maturity you will receive $10 in cash unless the closing value of the Underlying Basket on any index business day after the Pricing Date up to including the Valuation Date is less than or equal to 75 (a decrease of 25% from its Starting Value of 100). In that case, you will participate fully in such decline and the value of the Index LASERS at maturity will be less than the amount of your initial investment and could be zero, in which case your investment in the Index LASERS will result in a loss. Accordingly, while the Index LASERS may provide limited protection against the decline in the value of the Underlying Basket, the Index LASERS are not principal protected.

Index LASERSSM	3

The Index LASERS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Index LASERS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Index LASERS at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Index LASERS is not guaranteed.

TYPES OF INVESTORS

The Index LASERS may be an attractive investment for the following types of investors:

O	Investors looking for potential enhanced upside exposure to the Underlying Basket or to the U.S., European and Japanese sub-indices comprising the Underlying Basket

O	Investors willing to accept downside exposure to the Underlying Basket with limited protection

O	Investors who seek to add an equity index-linked investment to further diversify their portfolio

O	Current or prospective holders of exchange traded funds and index funds benchmarked to the sub-indices that comprise the Underlying Basket

4	Index LASERSSM

FINAL TERMS

Issuer:	Citigroup Funding Inc.
Security:	Index LeAding StockmarkEt Return Securities (Index LASERSSM) Based Upon the U.S.-Europe-Japan Basket
Guarantee:	Any payments due on the Index LASERS are fully and unconditionally guaranteed by Citigroup, Citigroup Funding’s parent company; however, because the Index LASERS are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1 / AA (Moody’s / S&P) based upon the Citigroup guarantee; however, because the Index LASERS are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Principal Protection:	None
Pricing Date:	February 22, 2007
Issue Date:	February 27, 2007
Valuation Date:	February 22, 2010
Maturity Date:	February 25, 2010
Underlying Basket:	U.S.-Europe-Japan Basket, comprised of the following three sub-indices: the S&P 500® Index, the Dow Jones EURO STOXX 50 IndexSM and the Nikkei 225 Stock AverageSM (published under the symbol “CXU”)
Issue Price:	$10.00 per Index LASERS
Coupon:	None
Payment at Maturity:	For each $10 Index LASERS, $10 plus a Basket Return Amount, which may be positive, zero or negative
Basket Return Amount:

(1) If the Basket Return is positive, $10* Basket Return* Upside Participation Rate

(2) If the Basket Return is negative and the closing value of the Underlying Basket on any index business day after the Pricing Date up to and including the Valuation Date is less than or equal to the Downside Trigger Value (a decrease of 25% or more from the Starting Value), $10* Basket Return (which will be negative)

(3) In all other circumstances, $0

Basket Return:	The Basket Return will be computed as follows:
Ending Value - Starting Value Starting Value
Starting Value:	100
Ending Value:	The closing value of the U.S.-Europe-Japan Basket on the Valuation Date
Upside Participation Rate:	140%
Downside Trigger Value:	75 (a decrease of 25% or more from the Starting Value)
Listing:	The Index LASERS have been approved for listing on the American Stock Exchange under the symbol “IBF”
Agent’s Discount:	2.25%
Calculation Agent:	Citigroup Global Markets Inc.

Index LASERSSM	5

BENEFITS OF THE INDEX LASERS

O

Enhanced Appreciation Based Upon the Underlying Basket.    The return on the Index LASERS is based upon the performance of the Underlying Basket. If the Ending Value of the Underlying Basket exceeds its Starting Value, your participation in the basket’s appreciation will be increased by the Upside Participation Rate.

O

Protection Against Loss in Limited Circumstances.    At maturity you will receive your original investment in the Index LASERS even if the closing value of the Underlying Basket has declined from its Starting Value, as long as the closing value does not decrease by 25% or more during the term of the Index LASERS. In this case, you will not suffer the same loss that a direct investment in the stocks included in the sub-indices comprising the Underlying Basket would produce. However, if the Ending Value is less than or equal to 75, the maturity payment will be less than your original investment and could be zero.

O

Diversification.    The Index LASERS may provide a degree of diversification within the large capitalization portion of an investor’s portfolio through exposure to each of the sub-indices which are in different regions around the world.

KEY RISK FACTORS FOR THE INDEX LASERS

An investment in the Index LASERS involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Index LASERS” section of the pricing supplement related to this offering for a full description of risks.

O

Potential for Loss.    The maturity payment on the Index LASERS will depend on the change in the closing value of the Underlying Basket during the term of the Index LASERS. If the Ending Value of the Underlying Basket is less than its Starting Value and the closing value of the Underlying Basket decreases by 25% or more on any index business day from the Pricing Date up to and including the Valuation Date, the maturity payment will be less than your original investment in the Index LASERS and could be zero. This will be true even if the closing value of the Underlying Basket exceeded its Starting Value at one or more times over the term of the Index LASERS.

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS prior to maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the sub-indices comprising the Underlying Basket.

O

Potential for a Lower Comparative Yield.    Because you will not receive any periodic payments of interest or any other periodic payments on the Index LASERS, if the Ending Value of the Underlying Basket does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Index LASERS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Secondary Market May Not Be Liquid.    The LASERS have been approved for listing on the American Stock Exchange, but the secondary market may not be liquid and may not continue for the term of the Index LASERS. Although Citigroup Global Markets Inc. intends to make a market in the Index LASERS, it is not obligated to do so.

6	Index LASERSSM

O

Resale Value of the Index Lasers May Be Lower Than Your Initial Investment.    Due to, among other things, changes in the prices of and dividend yields on the stocks included in the sub-indices comprising the Underlying Basket, interest rates, the earnings performance of the issuers of the stocks included in the sub-indices, correlation among the three sub-indices comprising the Underlying Basket, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the Index LASERS may trade at prices below their initial price of $10 per Index LASERS. You could receive substantially less than the amount of your initial investment if you sell your Index LASERS prior to maturity.

O

Foreign Jurisdictions.    Investments in securities that are indexed to the value of foreign securities markets may be more volatile than securities indexed to U.S. securities markets. There is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Some exchanges on which the stocks included in the sub-indices comprising the Underlying Basket are listed have adopted certain measures intended to prevent extreme fluctuations. Prices of the stocks included in the sub-indices comprising the Underlying Basket are subject to political, economic, financial, exchange rate and social factors that could negatively affect foreign securities markets.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Index LASERS. Further, Citigroup Funding expects to hedge its obligations under the Index LASERS through the trading of the stocks included in the sub-indices or other instruments, such as options, swaps or futures, based upon the Underlying Basket, the sub-indices comprising the Underlying Basket or the stocks included in the sub-indices comprising the Underlying Basket, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Index LASERS may result in a conflict of interest.

O	Citigroup Credit Risk. The Index LASERS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Index LASERS.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors that hold the Index LASERS as capital assets. In purchasing the Index LASERS, each holder agrees with Citigroup Funding Inc. that Citigroup Funding Inc. and such holder intend to treat the Index LASERS for U.S. federal income tax purposes as cash-settled variable forward contracts on the value of the Underlying Basket at maturity under which an amount equal to the purchase price of the Index LASERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contracts. Under this characterization, a holder’s tax basis in the Index LASERS generally should equal the holder’s cost for the Index LASERS and gain or loss realized upon a sale or maturity of the Index LASERS should be long-term capital gain or loss if the U.S. holder has held the Index LASERS for more than one year at the time of disposition.

Index LASERSSM	7

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Index LASERS should consult his or her tax advisor in determining the tax consequences of an investment in the Index LASERS.

In the case of a holder of the Index LASERS that is not a U.S. person, payments made with respect to the Index LASERS should not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the Index LASERS should not be subject to U.S. federal income tax if:

1.	Such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

All investors should refer to the pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine tax consequences particular to their situation.

The U.S.-Europe-Japan Basket

General.    The Underlying Basket was established on the Pricing Date and is published by the Chicago Board Options Exchange under the symbol “CXU”. The Underlying Basket represents the value of the following three equity sub-indices: the S&P 500® Index, the Dow Jones EURO STOXX 50 IndexSM and the Nikkei 225 Stock AverageSM. The sub-indices track the price return of the broad equity markets in each respective geographic region. The Starting Value of the Underlying Basket was set to equal 100 on the Pricing Date, with each sub-index given approximately equal weight. The Chicago Board Options Exchange in no way sponsors, endorses or is otherwise involved in the offering of the Index LASERS.

Computation of the Underlying Basket.    The Underlying Basket will be calculated by the Chicago Board Options Exchange. The Underlying Basket was created using an “equal dollar-weighting” methodology so that each of the sub-indices is represented in an approximately equal dollar amount as of the Pricing Date. The value of the Underlying Basket on any index business day will equal the sum of the market value of the assigned number of units of each of the sub-indices. This assigned number of units of each of the sub-indices that comprise the Underlying Basket was set to provide a benchmark value of 100 as of the Pricing Date.

The following graph sets forth the hypothetical historical closing values of the Underlying Basket on the last index business day of each month, commencing in January 2001 and ending in January 2007. Each value was calculated as if the Underlying Basket had been created on January 30, 2001 with an initial value of 100. The Underlying Basket was actually established on the Pricing Date with a value of 100. The hypothetical historical closing values set forth below in the graph have not been reviewed or verified by the Chicago Board Options Exchange or any other independent third party.

8	Index LASERSSM

Actual historical closing values of each of the three sub-indices were used to calculate the hypothetical historical closing values of the Underlying Basket. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the Underlying Basket on the Pricing Date or the future performance of the Underlying Basket. Any hypothetical historical upward or downward trend in the value of the Underlying Basket during any period set forth below is not an indication that the Underlying Basket is more or less likely to increase or decrease at any time during the term of the Index LASERS.

The source of the data on each of the sub-indices used to compute the hypothetical historical closing values of the Underlying Basket is Bloomberg.

Additional information on the Underlying Basket and each sub-index, including its respective makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the U.S.-Europe-Japan Basket,” “Description of the S&P 500® Index,” “Description of the Dow Jones EURO STOXX 50 IndexSM” and “Description of the Nikkei 225 Stock AverageSM.”

License Agreements.    S&P and Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Index LASERS.

The license agreement between S&P and Citigroup Funding provides that the following language must be stated in this offering summary:

The Index LASERS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Index LASERS or any

Index LASERSSM	9

member of the public regarding the advisability of investing in securities generally or in the Index LASERS particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Citigroup Funding (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Citigroup Funding or the Index LASERS. S&P has no obligation to take the needs of Citigroup Funding or the holders of the Index LASERS into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Index LASERS, prices at which the Index LASERS are initially to be sold, or quantities of the Index LASERS to be issued or in the determination or calculation of the equation by which the Index LASERS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

STOXX, Dow Jones and Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup Funding in exchange for a fee, of the right to use indices owned and published by STOXX and Dow Jones in connection with certain securities, including the Index LASERS. The license agreement provides that the following language must be stated in this offering summary.

STOXX and Dow Jones have no relationship to Citigroup Funding, other than the licensing of the use of the Dow Jones EURO STOXX 50 Index and the related trademarks as the case may be for use in connection with the calculation of the Index LASERS.

STOXX and Dow Jones do not: sponsor, endorse, sell or promote the Index LASERS; make investment recommendations that any person invest in the Index LASERS or any other securities; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Index LASERS; have any responsibility or liability for the administration, management or marketing of the Index LASERS; or consider the Index LASERS or the owner of the Index LASERS in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50 INDEX OR ANY DATA INCLUDED THEREIN AND NEITHER STOXX NOR DOW JONES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, OWNERS OF THE INDEX LASERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER DOW JONES NOR STOXX MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND BOTH DOW JONES AND STOXX EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES OR STOXX HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

The license agreement is solely for the benefit of Citigroup Funding and its affiliates, Dow Jones and STOXX and not for the benefit of the owners of the Index LASERS or any other third parties.

10	Index LASERSSM

The Nikkei 225 Stock Average is the intellectual property of NKS. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average” and “Nikkei 225” are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Stock Average.

NKS has entered into a license agreement providing Citigroup Funding a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Index LASERS. The use of and reference to the Nikkei 225 Stock Average in connection with the Index LASERS have been consented to by NKS, the publisher of the Nikkei 225 Stock Average.

NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Stock Average and is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Index LASERS are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this free writing prospectus that NKS makes any representation or warranty, implied or express, to Citigroup Funding, the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take the needs of Citigroup Funding or the holders of the Index LASERS into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Index LASERS to be issued or any other amount payable with respect to the Index LASERS is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Stock Average or the manner in which such index is applied in determining the Interest Distribution Amount or any other amount payable in respect of the Index LASERS.

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Index LASERS for a range of Ending Values of the Underlying Basket. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the Underlying Basket on the amount you will receive in respect of the Index LASERS at maturity. All of the hypothetical examples are based on the following assumptions:

O	Issue Price: $10.00 per Index LASERS

O	Starting Value: 100.00

O	Upside Participation Rate: 140.0%

O	Downside Participation Rate: 100%

O	Downside Trigger Value: 75 (75% of the Starting Value)

O	Maturity: 3 years

Index LASERSSM	11

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY1

		Closing Value of Basket Did Not Decrease by 25.0% at Any Time		Closing Value of Basket Decreased by 25.0% or More at Any Time
Ending Value of the Basket	Basket Return (%)[2]	Return on the Index LASERS	Maturity Payment per Index LASERS	Return on the Index LASERS	Maturity Payment per Index LASERS
0.00	–100.00%	N/A	N/A	–100.00%	0.00
10.00	–90.00%	N/A	N/A	–90.00%	1.00
20.00	–80.00%	N/A	N/A	–80.00%	2.00
30.00	–70.00%	N/A	N/A	–70.00%	3.00
40.00	–60.00%	N/A	N/A	–60.00%	4.00
50.00	–50.00%	N/A	N/A	–50.00%	5.00
60.00	–40.00%	N/A	N/A	–40.00%	6.00
70.00	–30.00%	N/A	N/A	–30.00%	7.00
75.00	–25.00%	N/A	N/A	–25.00%	7.50
80.00	–20.00%	0.00%	10.00	–20.00%	8.00
90.00	–10.00%	0.00%	10.00	–10.00%	9.00
100.00	0.00%	0.00%	10.00	0.00%	10.00
110.00	10.00%	14.00%	11.40	14.00%	11.40
120.00	20.00%	28.00%	12.80	28.00%	12.80
130.00	30.00%	42.00%	14.20	42.00%	14.20
140.00	40.00%	56.00%	15.60	56.00%	15.60
150.00	50.00%	70.00%	17.00	70.00%	17.00
160.00	60.00%	84.00%	18.40	84.00%	18.40
170.00	70.00%	98.00%	19.80	98.00%	19.80
180.00	80.00%	112.00%	21.20	112.00%	21.20
190.00	90.00%	126.00%	22.60	126.00%	22.60
200.00	100.00%	140.00%	24.00	140.00%	24.00
1.	If the notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
2.

The Basket Return excludes any dividends paid on the stocks underlying the U.S.-Europe-Japan Basket as well as the impact of currency exchange rates, because the sub-indices comprising the U.S.-Europe-Japan Basket are calculated without taking into consideration such factors.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Index LASERS as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Index LASERS or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Index LASERS or (B) its acquisition and holding of the Index LASERS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their

12	Index LASERSSM

accounts, will not be permitted to purchase or hold the Index LASERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If no closing value of the Underlying Basket or of one or more of the sub-indices is available on the Valuation Date, or any other index business day, the Calculation Agent may determine the Ending Value or closing value, as the case may be, in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Underlying Basket or one or more of the sub-indices is discontinued, the Calculation Agent may determine the Ending Value or closing value, as the case may be, by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Underlying Basket or relevant sub-index prior to any such discontinuance. You should refer to the sections “Description of the Index LASERS—Basket Return Amount” and “—Discontinuance of the Underlying Basket” in the pricing supplement for more information.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Index LASERS, either directly or indirectly.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average,” and “Nikkei 225” are the service marks of Nihon Keizai Shimbun, Inc. The Nikkei 225 Stock Average is the intellectual property of Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. reserves all the rights, including copyright, to the Nikkei 225 Stock Average. “Dow Jones” is a service mark of Dow Jones & Company (“Dow Jones”). “STOXX,” “EURO STOXX,” and “EURO STOXX 50” are service marks of STOXX Limited (“STOXX”). These service marks have been licensed for use for certain purposes by Citigroup Funding Inc. The Index LASERS have not been passed on by Standard & Poor’s, the McGraw-Hill Companies, Nihon Keizai Shimbun, Inc., Dow Jones or STOXX. The Index LASERS are not sponsored, endorsed, sold or promoted by Standard & Poor’s, the McGraw-Hill Companies, Nihon Keizai Shimbun, Inc., Dow Jones or STOXX and none of the above makes any warranties or bears any liability with respect to the Index LASERS

Index LASERSSM	13

NOTES

14	Index LASERSSM

NOTES

Index LASERSSM	15

NOTES

Index LASERSSM is a registered service mark of Citigroup Global Markets Inc.

© 2007 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.